

ALEXCO RESOURCE CORP.
An emerging **silver** producer
Annual Report 2009

ALEXCO

Alexco Properties


Herschel Island
ARCTIC OCEAN
N
Arctic Circle
Old Crow
Porcupine River
Peel River
YUKON
Fleuve
Dawson City
Keno
Mayo
ALASKA
Beaver Creek
Yukon River
Minto
Pelly Crossing
Pelly River
Carmacks
Faro
Cantung Mine
NORTHWEST TERRITORIES
Ross River
Mount Logan
Haines Junction
Lake Laberge
Whitehorse
Liard River
Carcross
Teslin
Watson Lake
BRITISH COLUMBIA
LEGEND
Keno Hill Silver District
Territorial capital
Other populated places
Highways
0 100 200 300 km
SCALE


CANADA

With superior silver assets, an experienced team, a profitable business model and the financing in place to support its long and short-term goals, Alexco is advancing rapidly toward its objective of becoming a domestic silver producer.

President's Message



Clynton R. Nauman
President, CEO & Director
Alexco Resource Corp.

The 2008/2009 year was one of focused effort and decisive progress for Alexco. We worked hard in the field and at head office to prepare for a production decision at our high-grade silver-lead-zinc deposit, the Bellekeno Mine in the Keno Hill Silver District, Yukon, Canada. We expect to make a final decision shortly, and hope to be able to announce that Alexco is moving full-steam ahead to achieve its goal of becoming a domestic silver producer in 2010.

This imminent decision explains the abbreviated annual report this year, since anything we write at this particular moment will be quickly time dated. Instead, we have elected to wait until our production-related deliberations are complete and then produce a document that encapsulates the tremendous amount of work done in 2008/2009 and Alexco's plans for 2010, when we hope to transition from "explorer" to "miner".

Alexco has had a team of engineering, geology and financial experts working on the Bellekeno project this year to ensure all aspects of this potential silver mine have been properly evaluated. The work has included intense drilling to define the deposit, engineering to determine the best way to construct the plant and facilities and to mine the deposit, optimization of the process circuit to recover the metals, consideration of options for transportation and sale of the product (concentrates), and finally cost and capital estimates to ensure that appropriate financial criteria can be achieved. The results of these studies continue to support our view that the Bellekeno Mine has the potential to be a high-grade, low cost-per-ounce primary silver mine. If a positive construction decision is made, the work completed to date at Bellekeno will allow for a short construction timeline, with start-up and commissioning activities possible within six to seven months of a production decision.

During 2008/2009, Alexco made good progress on its broader corporate timelines and objectives, particularly in the context of the volatility and turmoil that hit the economy and capital markets in 2008. Completion of a silver purchase agreement with Silver Wheaton Corp. was our most significant achievement in 2008 and is the cornerstone to the execution of our current business plan in the historic Keno Hill Silver District. Silver Wheaton has proven to be a great supporter and advocate of our efforts to reinvigorate mining activity at Keno Hill. As we focus on the completion of the Bellekeno Mine development plan, we remain on track to complete this phase of our obligations under the Silver Wheaton agreement. Assuming we make a positive construction decision, our agreement with Silver Wheaton will provide the capital necessary to substantially develop the Bellekeno deposit without materially diluting shareholder equity. We expect the 25% silver stream delivered to Silver Wheaton under the silver purchase agreement will represent less than 15% of the potential revenue stream from the Bellekeno deposit, which we are confident will be the first of several silver-rich deposits to be developed in the Keno Hill Silver District.

In an industry dominated by large miners producing silver as a by-product of either base metal or gold production, only about 25% of annual global silver production is derived from primary silver mines, placing Alexco in a group with good exposure to rising silver markets. This is certainly a good time to be producing silver, with silver prices approaching all-time highs in real terms and construction and operating costs coming down from their mid-2008 peaks. Despite the incredible price volatility last year, silver's average price in 2008 saw its seventh successive annual rise. Decreased fabrication as a result of the global economic crisis created a slight decrease in silver demand in 2008. Net silver investment rose significantly, however, up over 100% from the previous year's levels. This increase in silver investment mirrors trends seen in the gold markets, as investors turn to precious metals as a safe store of value and hedge against inflation. Demand for silver coins rose by a spectacular 63%, primarily in the United States and western Europe, as scores of investors purchased silver coins. Technological advances have also dramatically expanded the use of silver. Growing infrastructure in developing countries such as India and

China should add to silver demand and support higher silver prices as these societies increase their reliance on technology.

Alexco's efforts in 2008/2009 did not revolve entirely around the production potential at the Bellekeno Mine. District-wide exploration in the Keno Hill Silver District demonstrated continued success, most notably at Lucky Queen where we see the possibility of developing another high-grade silver resource, and at Keno 700 where we continue to uncover gold-rich zones within the silver mineralized systems. Importantly, 2008/2009 marked a year of significant advancement in our understanding of the regional stratigraphy and geological structure of the Keno Hill Silver District and, by association, the geological characteristics typically associated with the larger historical ore deposits. This knowledge will enable us to better target larger "blind" deposits within the District, and we anticipate an even larger exploration effort in 2010 to continue and hopefully accelerate our rate of discovery.

Alexco's stand-alone environmental services business continued to perform well in 2008/2009. Our client list expanded geographically throughout northern Canada and the United States and into South America, and the business continues to provide a growing cash stream that offsets corporate overhead and helps fund exploration and development at our mining properties. We plan to reposition this business to focus on environmental assessments, permitting, our patented in situ water treatment technologies and solutions, water treatment operations, and management of site remediation and decommissioning activities. With this renewed focus, I remain confident that we can grow this business three to four fold over the next three to five years.

Following the volatility and value destruction in the equity markets in the third and fourth quarters of 2008, from which Alexco was not immune, we have been steadily rebuilding share value. Our stock has achieved nearly a 100% improvement in price since December 2008, although it still remains 35% below its average $4.63 price over our 2008 fiscal year. Although we have moved in tandem with our peers in the market, I believe Alexco continues to hold a unique place in the sector. We offer value to investors from both our near-term silver production potential and our cash-generating environmental services business. Alexco's completion of a $6 million financing in one of the most difficult capital markets in years demonstrates the strength of our properties and business model. I continue to believe that isolating our business as much as possible from the credit markets while maintaining a strong balance sheet and sensible capital structure is the key to weathering these times of global financial weakness. With this perspective, our superior assets and experienced team, I am confident we will continue to move up the value curve in 2010 and beyond.

Finally, no message to our shareholders would be complete without recognition of Alexco's employees, who all exemplify the talent and diligence necessary to ensure the continued success of our enterprise. I thank the Alexco team for another year of hard work. And to you, our shareholders, we offer our thanks for your continued encouragement and support.



Clynton R. Nauman
President, Chief Executive Officer & Director
October 27, 2009

Alexco Resource Corp.
Management's Discussion and Analysis
For the year ended June 30, 2009

General

This Management's Discussion and Analysis ("MD&A") of Alexco Resource Corp. ("Alexco" or the "Corporation") is dated September 28, 2009 and provides an analysis of Alexco's consolidated financial results for the year ended June 30, 2009 compared to those of the previous year.

The following information should be read in conjunction with the Corporation's June 30, 2009 audited consolidated financial statements with accompanying notes, which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All dollar figures are expressed in Canadian dollars (C$) unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation's website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding Alexco's mineral properties has been prepared by or under the supervision of Stan Dodd, LG (Wash), Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Cautionary Statement on Forward-Looking Statements

This MD&A contains "forward-looking statements" concerning the Corporation's anticipated results and developments in the Corporation's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation's properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933,

as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

Selected Annual Information

Selected annual information from the Corporation's three most recently completed financial years is summarized as follows:

(expressed in thousands of dollars, except per share amounts)	2009	2008	2007
Consulting revenue	5,818	5,736	4,053
Consulting gross profit	389	1,063	1,130
Net loss for the year	(9,573)	(3,968)	(2,488)
Loss per share, basic and diluted	$(0.24)	$(0.11)	$(0.08)
Total assets	89,607	66,468	69,800
Total long-term liabilities	29,844	5,535	13,022
Dividends declared	Nil	Nil	Nil

Overall Performance

During the year ended June 30, 2009, Alexco made significant advancements in the exploration and development of its mineral property interests in the Keno Hill silver district, particularly with respect to the Bellekeno property. A total of $24,945,000 in exploration and acquisition cost was incurred in respect of its mineral properties, compared to $13,683,000 in the preceding year, substantially all in the Keno Hill silver district holdings and at the Bellekeno property in particular.

In July 2008, the Corporation had commenced driving a 650 meter decline to access the former underground workings, and break-through into those workings was achieved in December 2008. An underground definition and exploration drill program commenced in February 2009 to further define and potentially expand the silver-lead-zinc mineralization already outlined in the "99", Southwest and East zones of the Bellekeno resource, and to support a development decision with respect to the Bellekeno mine targeted for fall 2009.

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton Corp. ("Silver Wheaton") under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties, including McQuesten. The Corporation will receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum

after the third year of full production) and the prevailing market price for each ounce of silver delivered, as and when delivered. The agreement provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton must be expended on the development and construction of the Bellekeno mine. An initial deposit payment of US$15 million was received in December 2008, and the remaining US$35 million is paid on a monthly draw-down basis commencing once a positive development decision has been made and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

In its consulting and environmental services business, Alexco realized revenues of $5,818,000 during the 2009 fiscal year compared to $5,736,000 during 2008. Consulting costs during fiscal 2009 totaled $5,082,000 compared to $4,673,000 during 2008, resulting in a gross profit for fiscal 2009 of $389,000 compared to $1,063,000 in 2008. However, included in the fiscal 2009 costs is a contract provision totaling $1,150,000 for estimated future losses from care and maintenance activities in the Keno Hill district under the Subsidiary Agreement (see "Results of Operations – Consulting Services"). Excluding the impact of this provision, gross margins in fiscal 2009 were 26.5% compared to 18.5% in fiscal 2008, with the increase primarily attributable to higher utilization rates and increased service delivery efficiency.

The Corporation's cash and cash equivalents at June 30, 2009 totaled $10,045,000 compared to $13,005,000 at June 30, 2008. Net working capital plus the unexpended balance of Silver Wheaton deposit payments included in long-term restricted cash and deposits totaled $13,346,000 compared to $12,292,000 at June 30, 2008. At June 30, 2009, the amount of restricted cash and deposits available only for expenditure on the Bellekeno property under the silver purchase agreement with Silver Wheaton totaled $4,651,000.

Alexco completed two financings during fiscal 2009, issuing 3,500,000 flow-through common shares in October 2008 at a price of $2.00 per share and issuing 3,428,572 flow-through common shares in March 2009 at a price of $1.75 per share, generating total cash proceeds net of after-tax issuance costs of $12,559,000. At June 30, 2009, the Corporation had fully met its obligations to incur renounceable exploration expenditures in respect of flow-through shares issued during the year.

Results of Operations

Keno Hill Silver District

Substantially all of the Corporation's exploration activities during the year ended June 30, 2009 have been conducted on its Keno Hill silver district properties. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun ("FNNND"). In 2007 and 2008, the Corporation entered into negotiation and cooperation agreements with FNNND which cover all of the Corporation's exploration, environmental care and maintenance and closure remediation activities in the district, and provide a framework for negotiating a comprehensive cooperation and benefit agreement should the Corporation make a decision to develop a mine in the district.

The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The district has numerous occurrences of mineral deposits and prospects, including over 30 historic mines. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited put the district on care and maintenance in the face of rising costs and environmental regulatory pressures.

Bellekeno Property

A significant component of the Corporation's exploration activities in the Keno Hill district have been focused on the Bellekeno historic mine area. As reported in the news release dated January 30, 2008 entitled "Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate", Alexco has so far defined an inferred Bellekeno resource estimated at 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, with an aggregate silver equivalent grade** of 2,216 grams per tonne. This NI 43-101 compliant independently-prepared resource estimate is based on a 1,000 grams per tonne silver equivalent** cutoff for the Southwest and East zones and a 15 ounces per ton silver cutoff for the historic resource for the "99" zone, and is summarized as follows:

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99[†**]	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest[‡**]	302,100	1,357	20.4	5.5	0.4	2,494
Sub-Total Inferred	99+Southwest	357,800	1,394	19.0	5.5	0.4	2,476
	East[‡**]	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		**537,400**	**1,016**	**13.5**	**10.7**	**0.4**	**2,216**

* Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.

† Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.

‡ Reported at a cut-off of 1,000 grams per tonne silver equivalent. Grades not capped.

** Metal price and recovery factor assumptions for silver equivalent calculations: US$8.00 Silver troy ounce, US$0.45 per pound Lead, US$0.75 per pound Zinc, recovery assumed 100%. Gold not used in silver equivalent calculation.

In July 2008, the Corporation released a preliminary economic assessment ("PEA") in respect of the Bellekeno property. As reported in the news release dated July 9, 2008 entitled "Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit, First of Several Potential Silver Production Opportunities in the Keno Hill Silver District", the independently-prepared PEA outlined a project with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial 5 year mine life. The PEA estimated total capital costs to bring the Bellekeno deposit into production to be C$61.2 million, including initial working capital and a 25% contingency. This capital cost estimate included C$10 million in respect of development work that is already being carried out as part of the current Bellekeno underground rehabilitation, preparatory to the underground advanced exploration and definition drilling program commencing in February 2009. An additional C$12.45 million in sustaining capital was estimated over the initial 5 year mine life.

The project economics for the Bellekeno deposit as presented in the PEA are summarized as follows:

Bellekeno Deposit Economic Results and Metals Pricing

		Base Case 3 Year Average [1]	Forward Looking Metal Prices and Exchange Rates [2]		
Payback Period	years	1.6	1.4		
IRR (pre-tax)	%	55.5	48.5		
NPV at 8% (pre-tax)	Million US$	87	57.1		
Prices			**2010**	**2011**	**2012 and Beyond**
Lead	US$/lb	0.81	0.70	0.50	0.50
Zinc	US$/lb	1.24	1.00	0.90	0.75
Silver	US$/oz	11.69	16.00	14.50	12.25
Gold	US$/oz	625.60	890.00	780.00	700.00
Exchange Rate	US$/C$	0.89	0.95	0.93	0.90

NOTE:
1. Prices are quoted from London Metal Exchange and are rolling averages through May 2008.
2. Based on Alexco-compiled consensus long-term commodity price and exchange forecasts as of June 19, 2008 as published publicly by a basket of independent Canadian and US investment analysts

As noted in the PEA, the economic evaluation of the Bellekeno property uses 100% inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. This economic evaluation is preliminary in nature, and there is no guarantee that the inferred mineral resources will be upgraded to a higher resource category and there is no certainty that the economic results of the study will be realized.

In July 2008, development commenced on a new underground decline to access and rehabilitate the historic underground workings at Bellekeno, to allow for further underground exploration and definition drilling of the Bellekeno resource (which remains open at depth) as well as possible bulk sampling. Measuring 4.5 meters by 4.5 meters, the new decline accesses the former Bellekeno workings in the area of the "99" zone, which is centrally located between the silver-lead rich Southwest zone and the zinc-silver rich East zone. Break-through was achieved in December 2008, and the underground definition and exploration drilling program commenced in February 2009 and was completed in July, with a total of approximately 7,700 meters of core drilled.

In February 2009, Alexco filed its Bellekeno mine project proposal under the *Yukon Environmental and Socioeconomic Assessment Act* (Canada) ("YESAA"). The filing and consequential evaluation of the project proposal under YESAA is part of the regulatory process that governs the eventual issuance of the Quartz Mining License and Type A Water Use License, being the primary permits Alexco will require to commence commercial operations at the Bellekeno mine. The YESAA recommendation report was received in June 2009, and in July the Yukon Government issued a positive decision document agreeing with the recommendation of the YESAA report that the Bellekeno project should proceed. Based on this decision document, the Yukon Government is now in the process of drafting the terms of the Quartz Mining License for the Bellekeno Mine.

Other Keno Hill District Properties

In March 2008, Alexco initiated an extensive surface drill program for the summer within the Keno Hill district, focused at the Onek, Lucky Queen, Keno 700 and Hector Calumet historic mine areas. Results from this program were disclosed in news releases dated July 2, 2008 entitled "Alexco Announces Initial 2008 Drill Results at Keno Hill"; September 18, 2008 entitled "Alexco Announces Additional 2008 Drill Results at Keno Hill"; and January 21, 2009 entitled "Alexco Announces Final 2008 Drill Results from Keno Hill Silver District". Results of all 2008 Keno Hill drill holes, in addition to all previously released Keno Hill drill hole results, as well as plan sections for the areas drilled showing the 2008 completed drill holes, are available for review on the Alexco website at www.alexcoresource.com.

Surface drilling under the summer 2009 exploration program was commenced in June. This program is expected to entail approximately 8,000 meters of drilling, with primary targets located at the Lucky Queen, Keno 700, Silver King and Hector Calumet historic mine areas.

McQuesten Property

On October 20, 2008, the Corporation completed the exercise of its option to acquire from a third party the remaining 30% interest in the McQuesten property by issuing 210,000 common shares, valued at $315,000, and granting a net smelter return royalty to the optionor over certain McQuesten and proximal Keno Hill district claims ranging from 0.5% to 2%.

Consulting Services

The Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. ("Access"), Alexco Resource U.S. Corp. and, with respect to services provided in the Keno Hill district, Elsa Reclamation & Development Company Ltd. ("ERDC"), the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Consulting group revenues were $5,818,000 during the 2009 fiscal year compared, to $5,736,000 during 2008. Consulting costs during fiscal 2009 totaled $5,082,000 compared to $4,673,000 during 2008, resulting in a gross profit for fiscal 2009 of $389,000 compared to $1,063,000 in 2008. However, included in the fiscal 2009 costs is a contract provision totaling $1,150,000 for estimated future losses from care and maintenance activities in the Keno Hill district under the Subsidiary Agreement (see below). Excluding the impact of this provision, gross margins in fiscal 2009 were 26.5% compared to 18.5% in fiscal 2008, with the increase primarily attributable to higher utilization rates and increased service delivery efficiency.

As part of the Corporation's acquisition of its original property interests in the Keno Hill district, ERDC entered into an agreement (the "Subsidiary Agreement") with the Government of Canada and the Government of Yukon (collectively, "Government"). Under the Subsidiary Agreement, ERDC is retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM properties. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. ERDC recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. The Subsidiary Agreement then provides that the portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Sub-Agreement.

Over the course of summer 2009 ERDC significantly advanced its development of the closure reclamation plan, one of the results of which is that the period of time required to receive acceptance and regulatory approval of the plan is now anticipated to be longer than previously estimated. Accordingly, in performing its quarterly review of this contract as at June 30, 2009, management has revised its estimates to reflect the longer period of time anticipated to be required to receive regulatory approval of the closure reclamation plan. As a result, a loss provision liability in respect of this contract has been recognized in the Corporation's consolidated balance sheet as at June 30, 2009 totaling $1,150,000 (2008 – $nil), which provision has been charged to consulting costs for the year then ended.

General, Administration and Corporate

Excluding write-downs for goodwill, intangible assets and mineral properties and deferred exploration costs, general and administrative expenses during year ended June 30, 2009 were $7,447,000, compared to $6,998,000 in 2008.

Expenses for salaries and contractors totaled $2,819,000 and $3,036,000 for fiscal 2009 and 2008 respectively, and include stock-based compensation expenses of $561,000 and $748,000 respectively associated with the Corporation's annual awards of cash bonuses and incentive stock option granting to its employees. The primary reason for the increase in total general and administrative expenses in fiscal 2009 over fiscal 2008 was higher professional fees, particularly in association with the negotiation and completion of the agreement with Silver Wheaton.

Interest income was $224,000 for the year ended June 30, 2009 compared to $986,000 in 2008. Interest income varies by period depending on the Corporation's average balances of cash, cash equivalents and deposits on hand through the period and on prevailing market yields on the bankers' acceptances and term deposits in which the Corporation's funds are generally invested. Interest income was higher in 2008 due to interest earned on $10 million in restricted funds held during that period in trust to the Corporation's benefit pending the occurrence in November 2007 of the final closing by which the Corporation completed the acquisition of its primary holdings in the Keno Hill district, and because of generally higher market interest rates in the comparative period.

Impairment Provisions

During the latter portion of calendar 2008, a significant deterioration occurred in the world economic climate due to factors that included but were not limited to crises in the banking and financial industries. The impacts were wide-ranging and included significant reductions in liquidity in credit and capital markets, reduced availability of capital, significant declines in prices for commodities such as oil and base metals, declines in the market prices for publicly traded shares and other securities, and declines in levels of economic activity generally. In light of these events, as at December 31, 2008 management undertook impairment reviews of the carrying amounts of the Corporation's property, plant and equipment, mineral properties and deferred exploration costs, intangible assets and goodwill. Management carried out these reviews using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action.

Based on these reviews, management determined that the carrying amounts for the customer relationships intangible asset, property, plant and equipment and mineral properties and deferred exploration costs relating to all of the Corporation's mineral property interests other than Brewery Creek were fully recoverable from estimated future cash flows and therefore no impairment write-down was required.

However, due to changes in management's estimates of the time and costs required to complete the underlying reclamation project services, the remaining unamortized carrying amount for the reclamation project intangible asset was determined to be unrecoverable and was written off. Furthermore, given the level of uncertainty in the current economic climate world-wide, management reduced its estimate of the future cash flows expected to be realized from the Corporation's patents, and as a result the carrying amounts for certain of the patents were determined to no longer be fully recoverable and were accordingly written down to their estimated fair values. Effective December 31, 2008, the Corporation recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

With respect to the Brewery Creek mineral property, no significant exploration activity had been carried out since 2006, nor was any planned in the near term. While the Corporation had no intention to allow the Brewery Creek property to lapse, given the level of uncertainty in the current economic climate its carrying amount was determined to be unrecoverable and was written down by $2,430,000 to a nominal value of $1,000.

The Corporation's goodwill arose on the acquisition of Access in 2006. Representing a combination of the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation's mineral exploration activities in the Yukon's Keno Hill district, it was assigned to the Corporation's mineral properties segment. While the carrying amounts of the Keno Hill mineral property interests were determined to be recoverable from estimated future cash flows, given the level of uncertainty in the current economic climate and resultant increase in capital market risk aversion, and the consequential decrease in the Corporation's entity fair value as indicated by its traded market capitalization, management determined that the current fair value of this goodwill had been reduced to nil. As a result, effective December 31, 2008 the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

Outlook

The Bellekeno underground definition and exploration drilling program which commenced in February 2009 was completed in July, with a total of approximately 7,700 meters of core drilled. Final assay results from this program were received in September, and Alexco is nearing completion of an updated geological resource estimate for Bellekeno. The Corporation is also continuing with detailed mine planning, including detailed engineering for mine and mill complexes through third party consultants, and is coordinating this activity with the update of the resource estimate and model with the objective of reaching a development decision in respect of the Bellekeno mine during fall 2009 so as to achieve commercial production at Bellekeno during calendar 2010.

As discussed above, the YESAA recommendation report in respect of the Bellekeno project was received in June 2009. This recommendation report is one of the elements that must be considered by the applicable regulatory bodies under the processes by which a Quartz Mining License and a Type A Water Use License are issued, being the two primary permits necessary to operate the Bellekeno mine. The Yukon Government issued a positive decision document in July, and based on that document is now in the process of drafting the terms of the Quartz Mining License for the Bellekeno Mine with issuance of the license expected in fall 2009. A Type A Water Use License was submitted to the Yukon Water Board in September 2009. Issuance of this license is necessary to enable commencement of mine and mill operations once construction is completed, and is expected to occur in the first half of calendar 2010 and prior to the planned mine and mill operations start-up date.

In August 2009, Alexco began preparing the planned Bellekeno mill site for construction, and has recently completed pouring the concrete and laying the foundations for the mill. This now enables Alexco to be in position to continue construction of the mill through winter if and when the Quartz Mining License is issued and a positive development decision for Bellekeno has been reached.

Also as discussed above, the volatile economic climate of the past year has had a number of impacts, including significant fluctuations in prices for base metals such as lead and zinc. However, prices for precious metals such as gold and silver have remained generally strong, and as at the date of this MD&A the prices for lead and zinc have rebounded to approximately US$1.00 and US$0.85 per pound respectively, from general lows in late calendar 2008 of approximately US$0.40 and US$0.50 per pound respectively. While the economic climate increases the development risk for the Bellekeno mine in general, the impact is less significant for a high-grade primary silver resource such as Bellekeno, and is further mitigated by the Corporation's silver purchase agreement with Silver Wheaton which is expected to provide a significant portion of the capital required to bring the Bellekeno mine into production. Nonetheless, the Corporation remains exposed to development risk with respect to Bellekeno, including but not limited to adverse changes in the estimated capital and operating costs, the geologically speculative nature of inferred resources and the availability of additional finance should the capital requirements exceed the funding available under the Silver Wheaton agreement.

With respect to the summer 2009 exploration program for the Keno Hill silver district properties, surface drilling was commenced in June 2009 and is expected to be completed by the end of September. A total of approximately 8,000 meters is expected to have been drilled under this program, with primary targets located at the Lucky Queen, Keno 700, Silver King and Hector Calumet historic mine areas. Between 2006 and 2008, Alexco diamond drilled 14 of the approximately 35 historical mine areas in the Keno Hill silver district, and the 2009 program has been focused on a combination of follow-up work and continued systematic drill evaluation of untested historical mine areas, plus a new program designed to begin testing for "blind" deposits based on recently completed computer modeling of district-wide historical data. Surface drilling has also been carried out in areas immediately adjacent to Bellekeno to test potential parallel mineralized structures. Drilling was also carried out on the historical McQuesten Valley tailings, with the objective of attempting to estimate a potentially recoverable resource within those tailings. The Corporation expects to release results from the summer 2009 exploration program over the course of the next several months as assay results are received and data analysis and interpretation is completed.

Subsequent to June 30, 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one-time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party's non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-

related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

With respect to its consulting services group, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. Similarly, the Corporation intends to continue expanding its environmental services activities, both in the Yukon and Northwest Territories as it leverages recent increases in staff with environmental, permitting and management expertise, and in the United States and elsewhere as it realizes the benefits of business development efforts undertaken over the past year.

The Corporation notes that the volatile economic climate could potentially limit opportunities to expand, or may even reduce, its environmental services activities. However, a significant component of the services performed for clients are required by regulation and are not optional expenditures. While the degree of uncertainty is relatively high, management's best estimate is that the current economic climate will not have a significant adverse impact in the near term on the consulting services group.

Results of Operations – Fourth Quarter

In the fourth quarter of the 2009 fiscal year, the Corporation recorded a net loss of $2,165,000, after consulting revenues of $1,482,000 and consulting gross loss of $646,000. In the fourth quarter of fiscal 2008 in comparison, the Corporation recorded a net loss of $1,481,000, after consulting revenues of $1,333,000 and consulting gross profit of $279,000. The F2009-Q4 gross loss is net of the recognition of $1,030,000 of the contract loss provision recorded as at June 30, 2009 for estimated future losses from care and maintenance activities in the Keno Hill district under the Subsidiary Agreement (see "Results of Operations – Consulting Services"). Excluding the impact of this provision, gross profit and margins in F2009-Q4 were higher than for 2008, due primarily to the combined effect of increased utilization rates and increased service delivery efficiency. Excluding the impact of the difference in gross profit, the net loss recorded by the Corporation in F2009-Q4 was lower due primarily to a higher recovery of future income taxes.

Summary of Quarterly Results

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited) Period	Revenue	Gross Profit (Loss)	Net Loss	Loss per Share (Basic and Fully Diluted)	Expenditures on Mineral Properties and Deferred Exploration
F2008-Q1	1,388	449	(481)	($0.01)	3,788
F2008-Q2	1,719	264	(605)	($0.02)	3,029
F2008-Q3	1,296	121	(1,401)	($0.04)	2,373
F2008-Q4	1,333	229	(1,481)	($0.04)	4,640
F2008 Total	**5,736**	**1,063**	**(3,968)**	**($0.11)**	**13,830**
F2009-Q1	1,537	518	(659)	($0.02)	6,287
F2009-Q2	1,557	258	(5,017)	($0.13)	6,602
F2009-Q3	1,242	259	(1,730)	($0.04)	5,589
F2009-Q4	1,482	(646)	(2,167)	($0.05)	6,467
F2009 Total	**5,818**	**389**	**(9,573)**	**($0.24)**	**24,945**

The net losses in F2007-Q3, F2007-Q4, F2008-Q3 and F2009-Q3 are each significantly affected by stock-based compensation expense recognitions of $2,076,000, $137,000, $520,000 and $507,000 respectively. The reduced gross margins in F2008-Q2, F2008-Q3 and F2008-Q4 reflect the combination of the cost-share impact and cost increases realized under the Subsidiary Agreement contract. The reduced gross margins in F2009-Q2 and F2009-Q4 reflect estimated provisions recorded in those quarters for losses under the Subsidiary Agreement contract of $120,000 and $1,030,000 respectively. The net losses of each of F2007-Q3, F2008-Q3 and F2009-Q3 reflect costs associated with the Corporation's annual awards of cash bonuses and incentive stock option grantings to its

employees. The net loss for F2007-Q3 also reflects a net income tax recovery of $1,560,000 resulting from the impact of the recognition of a future income tax benefit arising from the renunciation of flow-through expenditures in the quarter and the resultant reversal of a future income tax asset valuation allowance. The net loss in F2008-Q4 reflects increased general and administrative expenses, including professional fees, as well as an increase in the future income tax valuation allowance arising from losses for tax purposes generated within the consulting group subsidiaries. The net loss in F2009-Q2 reflects the impact of increased professional fees relating to the Silver Wheaton agreement and impairment write-downs recorded that quarter of $852,000 in respect of intangible assets, $2,430,000 in respect of the Brewery Creek mineral property and $917,000 in respect of goodwill, partially offset by future income tax recoveries totaling $931,000. The increased mineral property and deferred exploration expenditures in F2009-Q1 through F2009-Q4, and in part F2008-Q4, reflects the commencement of development of the underground decline and the initiation of the underground drill program at the Bellekeno property.

Liquidity and Capital Resources

At June 30, 2009, the Corporation had cash and cash equivalents of $10,045,000. The Corporation's net working capital plus the unexpended balance of Silver Wheaton deposit payments included in long-term restricted cash and deposits totaled $13,325,000, of which $4,651,000 was restricted to being available only for expenditure on the Bellekeno property under the silver purchase agreement with Silver Wheaton.

The Corporation has no investments in asset backed commercial paper and faces no known liquidity issues in any of its investments.

Cash used in operating activities was $4,679,000 for the year ended June 30, 2009, versus $4,112,000 in 2008. Excluding the increase in restricted cash and deposits from the $18,210,000 Silver Wheaton deposit payment received in F2009-Q2, cash used in investing activities was $10,786,000 for the year ended June 30, 2009, versus $13,282,000 in 2008. While investment expenditures on mineral properties and deferred exploration costs have been significantly higher in fiscal 2009 than in fiscal 2008, due primarily to increased expenditures on the Bellekeno property, this increase was significantly offset by decreases in restricted cash and deposits as funding for the Bellekeno expenditures was drawn from the Silver Wheaton deposit cash. Beyond that due to receipt of the Silver Wheaton deposit payment in F2009-Q2, the increase in the Corporation's restricted cash and deposits is due primarily to having posted $298,000 in additional reclamation security in F2009-Q1 upon receipt in July 2008 of a mining land use permit in connection with the development of the underground decline at Bellekeno.

Cash inflow from financing activities totaled $30,715,000 for the year ended June 30, 2009, versus $8,768,000 in 2008, primarily arising from receipt of the Silver Wheaton deposit payment and issuances of capital stock. Effective October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow-through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds and received broker's warrants to acquire 210,000 non-flow-through shares at any time until October 23, 2009 at a price of $2.00 per share. Effective March 17, 2009, the Corporation issued by way of private placement a further 3,428,572 flow-through shares on a non-brokered basis at $1.75 per share, for aggregate gross proceeds of $6,000,000. The net cash proceeds from the issuances of flow-through shares during the year are being used by the Corporation primarily to finance its exploration and development programs in respect of its Keno Hill district properties and Bellekeno in particular.

As at June 30, 2009, the Corporation had fully met its obligations to incur renounceable exploration expenditures in respect of flow-through shares issued in October 2008, March 2009, and for all prior flow-through share issuances.

Under the silver purchase agreement with Silver Wheaton, the Corporation is to receive deposit payments totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation's Keno Hill district properties.

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not yet reduced if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones.

The Corporation will be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (C$18,210,000) was received by the Corporation in December 2008 and recorded in restricted cash and deposits. The remaining US$35 million is paid on a monthly draw-down basis to fund the Bellekeno mine infrastructure and processing facility construction costs, commencing once the Corporation has made a positive development decision and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

The Corporation currently has sufficient capital resources to service the working capital requirements of its consulting services business and its corporate offices and administration for at least the next 12 month period. It also has sufficient capital resources to complete the mine planning initiatives expected to be required to make a development decision with respect to the Bellekeno mine by fall 2009, and make such mine development investments prior to reaching that decision as may be necessary to enable it to achieve its targeted of achieving commercial production by mid calendar 2010 should the decision be positive. However, to continue the long-term exploration and development of its mineral properties and bring any of them into commercial production, even with allowance for receipt of the remaining Silver Wheaton deposit payments of US$35 million for construction of the Bellekeno mine, the Corporation will likely require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. Particularly in the current economic environment, there can be no assurance of continued access to finance, including project debt finance for Bellekeno as well as new equity capital, in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration activities. Until this period of significant weakness and unpredictability in financial markets subsides, the risk that the Corporation will be unable to obtain additional finance will remain elevated.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period				
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating leases	$ 3,563	$ 747	$ 1,001	$ 897	$ 918
Asset retirement obligation (undiscounted basis)	976	Nil	672	89	215
Total	$ 4,539	$ 747	$ 1,673	$ 986	$ 1,133

Share Data

As at the date of this MD&A, the Corporation has 43,079,586 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 3,801,100 and 2,094,689 common shares respectively.

Use of Financial Instruments

The majority of the Corporation's cash and cash equivalents at June 30, 2009 were held in the form of bankers' acceptances, with the balance held in the form of demand deposits. The Corporation's restricted cash and deposits were held in the form of bankers' acceptances and term deposits. The Corporation's only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

All bankers' acceptances held at June 30, 2009 carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments. All term deposits held at June 30, 2009 are included in long term restricted cash, though as individual financial

instruments carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits approximate their fair values. The carrying amounts of the Corporation's trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The Corporation holds no derivative instruments, and has not employed any hedging activities.

Substantially all of the Corporation's cash, demand deposits, bankers' acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation's maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors the Corporation's exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation's major customers, which include government organizations as well as substantial corporate entities. As at June 30, 2009, no material provision had been recorded in respect of impaired receivables.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased. The Corporation's exposure to exchange rate risk will also increase as deposit advances are received under the Silver Wheaton silver purchase agreement, and as it develops and constructs any mines at Bellekeno or any other of its mineral properties.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

In January 2009, NovaGold Resources Inc. ("NovaGold") reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party of the Corporation. During the year ended June 30, 2009, and while it was a related party, the Corporation incurred technical service fees with NovaGold totaling $274,000 (2008 – $696,000), which have been capitalized to mineral property and deferred exploration costs. At June 30, 2008, accounts payable and accrued liabilities included $58,000 due to NovaGold.

During the year ended June 30, 2009, the Corporation incurred $95,000 (2008 – $97,000) in respect of rent expenses for office space under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At June 30, 2009 and June 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported.

Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Nonetheless, the degree of variance between management's best estimates and other reasonable assumptions is unusually high due to the degree of volatility present in the current economic climate. With respect to assumptions regarding commodity prices and exchange rates used in preparing the financial statements during fiscal 2009, management has determined its best estimates of these items for the current period based on consensus investment analyst forecasts, with year-on-year pricing for

silver ranging from US$13.50 to US$14.00 per ounce; for gold ranging from US$750 to US$850 per ounce; for zinc ranging from US$0.70 to US$1.00 per pound; for lead fixed at US$0.50; and for the Canadian dollar fixed at US$0.90.

The critical accounting estimates used in preparing the Corporation's financial statements are listed below.

Mineral Properties and Deferred Exploration Costs

The Corporation records its interests in mineral properties at cost. Exploration expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

As noted above under "Results of Operations – Impairment Provisions", as at December 31, 2008 management undertook an impairment review of the carrying amount of the Corporation's mineral properties and deferred exploration costs, and as a result the Brewery Creek property was written down to a nominal value of $1,000.

As at June 30, 2009, management concluded that there had been no events or changes in circumstances since the last impairment review which indicated that the carrying amount of any of its mineral properties may not be recoverable.

Asset Retirement Obligations

The Corporation's asset retirement obligations ("ARO") relate to expected reclamation and closure activities at its mineral properties. The ARO are accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amounts of its ARO are measured by discounting the expected cash flows using an appropriate interest rate.

At June 30, 2009, the Corporation's ARO totaled $810,000, comprised of $293,000 relating to reclamation obligations arising from the development of the underground decline at the Bellekeno property, and $517,000 relating to reclamation and closure activities at the Brewery Creek property including site reclamation and facilities removal and post-closure monitoring.

Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. In accordance with Canadian GAAP, the Corporation has used the various classifications of probability within that report to determine the fair value of the ARO. The report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as "possible", "unlikely" or "very unlikely". The ARO recorded in respect of Brewery Creek at June 30, 2009 of $517,000 materially provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of "possible" and "unlikely". In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of "very unlikely", this Brewery Creek ARO would need to be increased to approximately $2.3 million.

The Bellekeno property ARO has been determined by the Corporation based on evaluations and estimations prepared internally. Given the relatively limited nature of underground development currently under way at Bellekeno, the Corporation considers it very unlikely that actual reclamation expenditure requirements will be materially greater than the ARO as currently recorded.

Management's determination of the Corporation's ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation's ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset's carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

As noted above under "Results of Operations – Impairment Provisions", as at December 31, 2008 management undertook an impairment review of the carrying amount of the Corporation's intangible assets, and as a result the Corporation recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

As at June 30, 2009, management concluded that there had been no events or changes in circumstances since the last impairment review which indicated that the carrying amount of any of its intangible assets was impaired.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represented the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation's mineral exploration activities in the Yukon's Keno Hill district, and was assigned to the Corporation's mineral properties segment. The Corporation evaluates impairment, on at least an annual basis and otherwise where events may indicate impairment, by comparing the estimated fair value of the reporting units to which goodwill was allocated to their carrying amounts.

As noted above under "Results of Operations – Impairment Provisions", as at December 31, 2008 management undertook an impairment review of the carrying amount of the Corporation's goodwill, and as a result determined that the current fair value of its goodwill had been reduced to nil. As a result, effective December 31, 2008 the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. That the portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The total amount of estimated care and maintenance fees over the remaining anticipated care and maintenance period is recognized as revenue over that period on a straight-line basis. The Corporation could incur significant costs over the period it undertakes such care and

maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Each quarter, management reviews its estimates of when the care and maintenance period will end, and the fees ERDC will bill and the care and maintenance costs it will incur over the remainder of that period. Over the course of summer 2009 ERDC significantly advanced its development of the closure reclamation plan, one of the results of which is that the period of time required to receive acceptance and regulatory approval of the plan is now anticipated to be longer than previously estimated. Accordingly, in performing its quarterly review of this contract as at June 30, 2009, management has revised its estimates to reflect the longer period of time anticipated to be required to receive regulatory approval of the closure reclamation plan. As a result, a loss provision liability in respect of this contract has been recognized in the Corporation's consolidated balance sheet as at June 30, 2009 totaling $1,150,000 (2008 – $nil). This provision has been charged to consulting costs, of which $120,000 was recognized in F2009-Q2 based on management's second quarter review and the remaining $1,030,000 was recognized in F2009-Q4.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Changes In and Initial Adoption of Accounting Policies

Under Canadian GAAP, the Corporation has been required to adopt certain new and revised accounting standards for interim and annual financial statements relating to its 2009 fiscal year commencing July 1, 2008, pertaining to accounting changes and to financial instruments.

Capital Disclosures

New CICA Accounting Handbook Section 1535, *"Capital Disclosures"*, establishes standards for disclosing information about an entity's capital and how it is managed and requires the following disclosures:

(A)   qualitative information about the entity's objectives, policies and processes for managing capital;

(B)   summary quantitative data about what it manages as capital;

(C)   whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(D)   when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Financial Instruments

New CICA Accounting Handbook Sections 3862, "*Financial Instruments – Disclosures*", and 3863, "*Financial Instruments – Presentation*", replace existing Handbook Section 3861, "*Financial Instruments – Disclosure*

and Presentation", revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

In June 2009, Handbook Section 3862 was further amended to include additional disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements. These amendments are required to be adopted for fiscal years ending after September 30, 2009, but early adoption is permitted. The Corporation has therefore also adopted these amendments for this fiscal year ended June 30, 2009.

Inventories

New CICA Accounting Handbook Section 3031, "*Inventories*", prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard has had no material impact on the Corporation's financial statements as it has not held any significant inventories either as at or during the year ended June 30, 2009 nor in any preceding fiscal year.

Other than its early adoption of amendments to Handbook Section 3862 as described above, the Corporation has not adopted any accounting policies during this 2009 fiscal year where the adoption was voluntary or did not result from new or revised accounting standards.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, "*Goodwill and Intangible Assets*", replacing existing Handbook Section 3062 "*Goodwill and Other Intangible Assets*". This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 "*Business Combinations*", Section 1601 "*Consolidated Financial Statements*" and Section 1602 "*Non-Controlling Interests*". Handbook Section 1582 replaces existing Handbook Section 1581 "*Business Combinations*", and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 "*Consolidated Financial Statements*".

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

Adoption of International Financial Reporting Standards

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards ("IFRS") in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes.

Management is in the process of developing its IFRS changeover plan, included identifying and prioritizing areas of differences between Canadian GAAP and IFRS that will be significant for Alexco, and has initiated training for key personnel who will be involved in both the development and execution of the plan. Significant areas of difference that have been identified to date include property, plant and equipment, asset retirement obligations, exploration for and

evaluation of mineral resources, impairment of long-lived assets and translation of transactions denominated in foreign currencies, as well as the transitional provisions of IFRS 1, *"First-time Adoption of International Financial Reporting Standards"*. As the development and execution of the changeover plan progresses, Alexco will provide additional insight into the expected impact of the transition to IFRS on its financial reporting, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. The impact of transition to IFRS on the Corporation's financial reporting has not yet been determined.

Controls and Procedures

Disclosure Controls and Procedures

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures. Based upon the results of that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Corporation's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules.

Internal Controls Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)   pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco's assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco's directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco's internal control over financial reporting as at June 30, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco's internal control over financial reporting was effective as at June 30, 2009.

The effectiveness of Alexco's internal control over financial reporting as at June 30, 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditors.

There has been no change in the Corporation's internal control over financial reporting during the Corporation's year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation's business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation's properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation's properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. That the portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and First Nation governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the

need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

Two of the Corporation's customers, including Government, accounted for a combined 71% of revenues in the 2009 fiscal year (58% in fiscal 2008). The loss of, or a significant reduction in the volume of business conducted with, either or both of these customers could have a significant detrimental effect on the Corporation's environmental consulting services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation's control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation's projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. In addition, while the Corporation intends to draw upon the remaining US$35 million Silver Wheaton deposit amount to fund the construction and development of the Bellekeno mine when a positive development decision is made, there remains a risk that Silver Wheaton will be unable or unwilling to pay such funds. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Our Growth and Profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, a lack of market liquidity. If the current turmoil and volatility levels continue it may adversely affect the Corporation's growth and profitability. Specifically:

- the global credit/liquidity crisis could impact the cost and availability of financing and the Corporation's overall liquidity;

- the volatility of silver prices could impact the Corporation's revenues, profits, losses and cash flow;

- volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation's operating costs; and

- the devaluation and volatility of global stock markets could impact the valuation of the Corporation's equity and other securities.

These factors could have a material adverse effect on Alexco's financial condition and results of operations.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Alexco Resource Corp.

The accompanying consolidated financial statements of the Corporation were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in the notes to these financial statements. Management is responsible for preparation and presentation of the consolidated financial statements, Management's Discussion & Analysis ("MD&A") and all other information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of accounting and control is maintained in order to provide reasonable assurance that the assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The system includes established policies and procedures, the selection and training of qualified persons, and an organization providing for the appropriate delegation of authority and segregation of responsibilities for a Corporation of the size of Alexco Resource Corp.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the consolidated financial statements, MD&A and all other financial information contained in the Annual Report. The Audit Committee meets with management and the Corporation's independent auditors to ensure that management is performing its responsibility to maintain financial controls and systems and to make recommendations to the Board of Directors for approval of all financial information released to the public. The Audit Committee also meets with the independent auditors to discuss the scope and the results of the audit and the audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Corporation's independent auditors for 2009 and 2008 have been PricewaterhouseCoopers LLP, Chartered Accountants. An integrated audit of the Corporation's consolidated financial statements for 2009 and 2008 and internal control over financial reporting as at June 30, 2009 has been completed by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The auditors' report to the shareholders of the Corporation outlines the scope of their audit and their opinions on these consolidated financial statements for 2009 and 2008 and internal control over financial reporting as at June 30, 2009.

"Clynton R. Nauman"   *"David E. Whittle"*
 (signed)   *(signed)*

Clynton R. Nauman   **David E. Whittle**
President and Chief Executive Officer   *Chief Financial Officer*

September 28, 2009



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)   pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco's assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco's directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco's internal control over financial reporting as at June 30, 2009, based on the criteria set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco's internal control over financial reporting was effective as at June 30, 2009.

The effectiveness of Alexco's internal control over financial reporting as at June 30, 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in their report which appears on the following page.

"Clynton R. Nauman"   *"David E. Whittle"*
 (signed)   *(signed)*

Clynton R. Nauman   **David E. Whittle**
President and Chief Executive Officer   *Chief Financial Officer*

September 28, 2009

PRICEWATERHOUSECOOPERS 🅿

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors' Report

To the Shareholders of Alexco Resource Corp.:

We have completed an integrated audit of Alexco Resource Corp.'s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at June 30, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. as at June 30, 2009 and June 30, 2008, and the related consolidated statements of operations, comprehensive loss and deficit and the consolidated statement of cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and June 30, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Alexco Resource Corp.'s internal control over financial reporting as at June 30, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

PRICEWATERHOUSECOOPERS ⓟ

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
September 28, 2009

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30

(expressed in thousands of dollars)

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 10,045	$ 13,005
Restricted cash and deposits (see note 17)	1,792	-
Accounts and other receivable	2,338	1,956
Income taxes receivable	-	32
Prepaid expenses and other current assets	885	478
	15,060	15,471
Restricted Cash and Deposits (see notes 10 and 17)	4,475	1,260
Property, Plant and Equipment (see note 4)	4,262	4,109
Mineral Properties and Deferred Exploration Costs (see note 5)	64,364	41,849
Intangible Assets (see note 6)	1,446	2,862
Goodwill (see note 7)	-	917
	$ 89,607	$ 66,468
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,435	$ 3,179
Consulting services contract loss provision (see note 8)	141	-
	4,576	3,179
Consulting Services Contract Loss Provision (see note 8)	1,009	-
Deferred Revenue (see note 9)	18,210	-
Asset Retirement Obligations (see note 10)	810	814
Future Income Tax Liabilities (see note 14)	5,239	4,721
	29,844	8,714
Shareholders' Equity (see note 11)	59,763	57,754
	$ 89,607	$ 66,468

COMMITMENTS   (see notes 5(a) and 16)
SUBSEQUENT EVENT   (see note 5(c))

**APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS**

"Terry Krepiakevich"   *"David Searle"*
  (signed)   *(signed)*
Director   **Director**

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE YEARS ENDED JUNE 30

(expressed in thousands of dollars, except
per share and share amounts)

	2009	2008
Consulting Revenue	$ 5,818	$ 5,736
Consulting Costs (see note 8)	5,429	4,673
Gross Profit	389	1,063
Expenses		
Accretion of asset retirement obligations	31	37
Amortization of property, plant and equipment	350	376
Amortization of intangible assets	564	648
Business development and investor relations	691	693
Foreign exchange loss	14	2
Office and miscellaneous	1,169	946
Professional fees	1,524	858
Regulatory fees	188	174
Salaries and contractors and stock-based compensation (see note 13)	2,819	3,036
Travel	115	160
Loss (gain) on disposal of property, plant and equipment	(18)	68
Write-down of mineral properties and deferred exploration costs (see note 5(d))	2,430	-
Write-down of intangible assets (see note 6)	852	-
Write-down of goodwill (see note 7)	917	-
	11,646	6,998
Loss Before Other Income and Recovery of Taxes	(11,257)	(5,935)
Other Income		
Interest income	224	986
Loss Before Recovery of Taxes	(11,033)	(4,949)
Recovery of Taxes (see note 14)		
Current	-	187
Future	1,460	794
Net Loss and Comprehensive Loss	$ (9,573)	$ (3,968)
Loss Per Share – Basic and Diluted (see note 15)	$(0.24)	$(0.11)
Weighted Average Number of Shares Outstanding (in thousands of shares)	39,404	35,086

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30

(expressed in thousands of dollars)

	2009	2008
Cash Flows from Operating Activities		
Net loss	$ (9,573)	$ (3,968)
Items not affecting cash from operations –		
Accretion of asset retirement obligations	31	37
Amortization of property, plant and equipment	350	376
Amortization of intangible assets	564	648
Stock-based compensation	561	748
Consulting services contract loss provision	1,150	-
Loss (gain) on disposal of property, plant and equipment	(18)	68
Write-down of mineral properties and deferred exploration costs	2,430	-
Write-down of intangible assets	852	-
Write-down of goodwill	917	-
Recovery of future taxes	(1,460)	(794)
	(4,196)	(2,885)
Expenditures on asset retirement obligations	(328)	(206)
Changes in non-cash working capital balances related to operations –		
Accounts and other receivable	(382)	(250)
Prepaid expenses and other current assets	(407)	(185)
Accounts payable and accrued liabilities	602	(386)
Income taxes payable and receivable	32	(200)
	(4,679)	(4,112)
Cash Flows from Investing Activities		
Investment in mineral properties and deferred exploration costs	(22,644)	(11,027)
Purchase of property, plant and equipment	(1,345)	(3,299)
Increase in restricted cash and deposits	(18,600)	(160)
Decrease in restricted cash and deposits	13,593	1,204
	(28,996)	(13,282)
Cash Flows from Financing Activities		
Receipt of deferred revenue	18,210	-
Common shares and units issued under private placement	13,000	9,075
Issuance costs	(583)	(611)
Common shares issued on exercise of stock options	88	8
Common shares issued on exercise of warrants	-	296
	30,715	8,768
Net Cash Flows	(2,960)	(8,626)
Cash and Cash Equivalents – Beginning of Year	13,005	21,631
Cash and Cash Equivalents – End of Year	$ 10,045	$ 13,005

SUPPLEMENTAL INFORMATION (see note 19)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	Common Shares			Stock Options	Contributed Surplus	Deficit	Total
	Shares	Amount	Warrants				
Balance – June 30, 2007	34,096,426	$ 52,201	$ 3,095	$ 4,567	$ -	$ (5,885)	$ 53,978
Private placement, net of issuance costs (see note 11(a))	1,500,000	8,590	57	-	-	-	8,647
Issuance costs attributed to renunciation of exploration expenditures (see note 11(b))	-	(2,723)	-	-	-	-	(2,723)
Exercise of warrants	1,688	11	(2)	-	-	-	9
Exercise of stock options	92,900	387	-	(92)	-	-	295
Issued for acquisition of mineral property interest (see note 5(b))	140,000	651	-	-	-	-	651
Warrants expired	-	-	(272)	-	272	-	-
Compensation expense recognized	-	-	-	865	-	-	865
Stock options expired	-	-	-	(220)	220	-	-
Net loss for the year	-	-	-	-	-	(3,968)	(3,968)
Balance – June 30, 2008	35,831,014	59,117	2,878	5,120	492	(9,853)	57,754
Private placements, net of issuance costs (see note 11(c) and (d))	6,928,572	12,559	34	-	-	-	12,593
Issuance costs attributed to renunciation of exploration expenditures (see note 11(e))	-	(2,100)	-	-	-	-	(2,100)
Exercise of stock options	110,000	131	-	(43)	-	-	88
Issued for acquisition of mineral property interest (see note 5(b))	210,000	315	-	-	-	-	315
Warrants expired	-	-	(58)	-	58	-	-
Compensation expense recognized	-	-	-	686	-	-	686
Stock options expired	-	-	-	(540)	540	-	-
Net loss for the year	-	-	-	-	-	(9,573)	(9,573)
Balance – June 30, 2009	43,079,586	$ 70,022	$ 2,854	$ 5,223	$1,090	$ (19,426)	$ 59,763

The accompanying notes are an integral part of these consolidated financial statements

1.   **Nature of Operations**

Alexco Resource Corp. ("Alexco" or the "Corporation") was incorporated under the *Business Corporations Act* (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the *Business Corporations Act* (British Columbia). Alexco conducts mineral exploration in Canada, primarily in Yukon Territory.   Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of the mineral properties.   Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured.   The carrying amounts of mineral properties and deferred exploration costs are based on costs incurred to date, and do not necessarily represent present or future values.

2.   **Significant Accounting Policies**

(a)   **Basis of Consolidation and Financial Statement Presentation**

The consolidated accounts have been prepared using accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. ("ERDC"), Access Mining Consultants Ltd. ("Access") and Alexco Resource U.S. Corp.   All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States including practices prescribed by the US Securities and Exchange Commission ("US GAAP") are described in note 22.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

(b)   **Use of Estimates**

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management's judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties, intangible assets and goodwill; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; evaluating fixed price contracts to determine possible loss provisions; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

(figures in tables are expressed in thousands of dollars)

(c)   **Cash and Cash Equivalents**

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

(d)   **Property, Plant and Equipment**

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(e)   **Mineral Properties and Deferred Exploration Costs**

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests, while deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration costs, will be amortized against future production following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(figures in tables are expressed in thousands of dollars)

(f)   Intangible Assets

Intangible assets consist of customer relationships, backlog, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation's intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Rights to provide services and database	4 years straight-line
Patents	Straight-line over remaining life

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g)   Goodwill

Goodwill arose on the acquisition of Access in 2006, representing a combination of the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation's mineral exploration activities in the Yukon's Keno Hill district, and was assigned to the Corporation's mineral properties segment.

Goodwill is not amortized. Management evaluates the carrying amount of goodwill for impairment on at least an annual basis, and more frequently if events or circumstances occur which indicate impairment is more likely than not to have arisen. To accomplish this, management compares the estimated fair value of each reporting unit to which goodwill has been allocated to the carrying amount of the unit. If the carrying amount of a reporting unit exceeds its fair value, management would compare the implied fair value of the goodwill to its carrying amount and any excess of the carrying amount over the fair value would be charged to operations.

(h)   Asset Retirement Obligations

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset's carrying value and is amortized over the asset's useful life in accordance with the Corporation's capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligations are remeasured to incorporate any resulting change in their fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a re-estimation gain.

(i)   Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

(j)   Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. The effects of actual forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

(k)   Income taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(l)   Translation of Foreign Currencies

The Corporation's functional currency is the Canadian dollar. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation's primary functional currency using the temporal method.

(m)   Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

(n)   Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions.   Measurement in subsequent periods depends on the financial instrument's classification. The Corporation's cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the

(figures in tables are expressed in thousands of dollars)

initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

3.   Accounting Policy Changes

(a)   Recently-Adopted Accounting Policy Changes

As required under Canadian GAAP, the following new and revised accounting standards have been adopted by the Corporation for its financial statements relating to its fiscal year commencing July 1, 2008:

(i)   Capital Disclosures

New CICA Accounting Handbook Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed and requires the following disclosures:

(A)   qualitative information about the entity's objectives, policies and processes for managing capital;

(B)   summary quantitative data about what it manages as capital;

(C)   whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(D)   when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

See note 18 for information disclosed in respect of the Corporation's management of its capital.

(ii)   Financial Instruments

New CICA Accounting Handbook Sections 3862, "Financial Instruments – Disclosures", and 3863, "Financial Instruments – Presentation", replace existing Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

In June 2009, Handbook Section 3862 was further amended to include additional disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

(figures in tables are expressed in thousands of dollars)

These amendments are required to be adopted for fiscal years ending after September 30, 2009, but early adoption is permitted. The Corporation has therefore also adopted these amendments for this fiscal year ended June 30, 2009.

See note 17 for information disclosed in respect of the Corporation's financial instruments.

(iii) Inventories

New CICA Accounting Handbook Section 3031, "Inventories", prescribes the accounting treatment for inventories and provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard has had no material impact on the Corporation's financial statements as it has not held any significant inventories either as at or during the year ended June 30, 2009 nor in any preceding fiscal year.

(b) Future Accounting Policy Changes

New accounting standards which the Corporation will be required to adopt under Canadian GAAP for interim and annual financial statements relating to future fiscal years are described as follows:

(i) Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, "Goodwill and Intangible Assets", replacing existing Handbook Section 3062 "Goodwill and Other Intangible Assets".

This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(ii) Business Combinations

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 "Business Combinations", Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests". Handbook Section 1582 replaces existing Handbook Section 1581 "Business Combinations", and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 "Consolidated Financial Statements".

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

(figures in tables are expressed in thousands of dollars)

4. **Property, Plant and Equipment**

		Cost		Accumulated Amortization		2009 Net
Camp, roads and other site infrastructure	$	3,435	$	654	$	2,781
Heavy machinery and equipment		1,835		757		1,078
Leasehold improvements		436		173		263
Furniture and office equipment		190		75		115
Computer hardware and software		317		292		25
	$	6,213	$	1,951	$	4,262

		Cost		Accumulated Amortization		2008 Net
Camp, roads and other site infrastructure	$	2,632	$	284	$	2,348
Heavy machinery and equipment		1,619		428		1,191
Leasehold improvements		436		99		337
Furniture and office equipment		162		38		124
Computer hardware and software		299		190		109
	$	5,148	$	1,039	$	4,109

During the year ended June 30, 2009, the Corporation recorded total amortization of property, plant and equipment of $929,000 (2008 – $809,000), of which $579,000 (2008 – $433,000) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $350,000 (2008 – $376,000) has been charged to income.

During the year ended June 30, 2009, management undertook an impairment review of the carrying amount of the Corporation's property, plant and equipment. Based on this review, management determined that its carrying amount was fully recoverable and therefore no impairment write-down was required.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(figures in tables are expressed in thousands of dollars)

5.   **Mineral Properties and Deferred Exploration Costs**

	June 30 2008	Expenditures Incurred In the Year	Write-Downs Recognized In the Year	June 30 2009
Mineral Property Acquisition Costs				
Keno Hill District Properties –				
Bellekeno	$ 3,527	$ 26	$ -	$ 3,553
Other Properties	7,596	56	-	7,652
McQuesten	1,803	335	-	2,138
Brewery Creek	1,889	3	(1,891)	1
Other	98	-	-	98
	14,913	420	(1,891)	13,442
Deferred Exploration Costs				
Keno Hill District Properties –				
Bellekeno	8,971	20,543	-	29,515
Other Properties	17,253	3,975	-	21,227
McQuesten	84	7	-	91
Brewery Creek	539	-	(539)	-
Other	89	-	-	89
	26,936	24,525	(539)	50,922
Total	$ 41,849	$ 24,945	$ (2,430)	$ 64,364

	June 30 2007	Expenditures Incurred In the Year	Write-Downs Recognized In the Year	June 30 2008
Mineral Property Acquisition Costs				
Keno Hill District Properties –				
Bellekeno	$ 3,271	$ 256	$ -	$ 3,527
Other Properties	7,044	552	-	7,596
McQuesten	1,131	672	-	1,803
Brewery Creek	1,889	-	-	1,889
Other	98	-	-	98
	13,433	1,480	-	14,913
Deferred Exploration Costs				
Keno Hill District Properties –				
Bellekeno	6,883	2,088	-	8,971
Other Properties	6,939	10,314	-	17,253
McQuesten	87	(3)	-	84
Brewery Creek	731	(192)	-	539
Other	93	(4)	-	89
	14,733	12,203	-	26,936
Total	$ 28,166	$ 13,683	$ -	$ 41,849

(a)   Keno Hill District Properties

The Corporation's holdings in the Keno Hill district are comprised of a number of properties, with the Bellekeno property being the most significant currently.

(figures in tables are expressed in thousands of dollars)

On February 10, 2006, the Corporation announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in an agreement (the "Purchase Agreement") with the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, "UKHM") to purchase the assets of UKHM comprised of mineral property interests and property, plant and equipment located in Yukon Territory's Keno Hill district.

Under the Purchase Agreement, an "Initial Closing" was effected April 18, 2006, and ownership and title to the UKHM assets passed to ERDC on "Final Closing" which was set to occur 10 business days following receipt by ERDC of a water license for the purpose of conducting environmental care and maintenance activities in the district. Following issuance of the water license, Final Closing was completed in December, 2007.

As a condition of the Purchase Agreement, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the "Subsidiary Agreement"), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM properties. The Subsidiary Agreement also provided ERDC access to the UKHM properties to conduct exploration activities during the period between Initial and Final Closing. Pursuant to the Subsidiary Agreement, at Initial Close ERDC deposited $10,000,000 into a trust account, which upon Final Closing and for the benefit of the Government of Canada vested to the purpose of forming an environmental trust whose capital is designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties. The payment of the $10,000,000 formed part of the consideration paid by ERDC to acquire the UKHM assets and has been accounted for as part of mineral property acquisition costs. Under the Subsidiary Agreement, ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit's water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement details the basis under which ERDC is retained through the Government of Yukon as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM properties, both prior to Final Closing and continuing thereafter. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. ERDC recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. Pursuant to the Subsidiary Agreement, the portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Subsidiary Agreement.

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM properties, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement included a number of termination provisions which ceased to be applicable upon Final Closing, included provisions obliging ERDC to deposit $1.8 million into a

(figures in tables are expressed in thousands of dollars)

separate reclamation trust if either ERDC in its discretion elected to terminate the Subsidiary Agreement or if ERDC, after using all commercially reasonable efforts, was unable to obtain a water license by the fourth anniversary of Initial Closing. With the occurrence of Final Closing, the Subsidiary Agreement can be terminated at ERDC's election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments' election should ERDC be declared in default under the Subsidiary Agreement. From the occurrence of Final Closing to the earlier of the date a mine is brought into commercial production on the UKHM properties and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

(b) McQuesten

The McQuesten property is located in Yukon Territory adjacent to the Keno Hill district properties, and is 70% owned by the Corporation. In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest and issued 140,000 common shares in consideration for the granting of the option, valued at $651,000. The Corporation could exercise the option by providing notice no later than September 20, 2008 of its intention to exercise and subsequently issuing 210,000 common shares plus granting a net smelter return royalty to the optionor ranging from 0.5% to 2%, varying amongst the claims comprising the property. The property is subject to a second net smelter return royalty of 2% which is subject to an annual advance royalty payment of $20,000 per year.

On October 20, 2008, the Corporation completed the exercise of its option to acquire from a third party the remaining 30% interest in the McQuesten property by issuing 210,000 common shares, valued at $315,000, and granting a net smelter return royalty to the optionor over certain McQuesten and proximal Keno Hill District claims ranging from 0.5% to 2%.

(c) Brewery Creek

The Corporation's 100% owned Brewery Creek property is located in Yukon Territory. The Corporation had previously entered into a letter agreement with NovaGold Resources Inc. ("NovaGold", see note 21(a)) granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project which comprise the Brewery Creek property.

During the year ended June 30, 2008, the Corporation provided NovaGold with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold's 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

The Brewery Creek property is subject to two underlying royalty agreements with third parties. The first is a "sliding scale" royalty on the first 300,000 ounces of production from the property, payable on quarterly gold production on the basis of a sliding scale ranging from US$10 to US$40 per ounce based on the prevailing gold price. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre-production expenditures) on profits from gold production at Brewery Creek.

Subsequent to June 30, 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one-time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third

(figures in tables are expressed in thousands of dollars)

party's non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

(d) Impairment Review

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation's mineral properties and deferred exploration costs. With respect to the Brewery Creek property, no significant exploration activity had been carried out since 2006, nor was any planned in the near term. While the Corporation had no intention to allow the Brewery Creek property to lapse, given the level of uncertainty in the current economic climate its carrying amount was determined to be unrecoverable and was written down to a nominal value of $1,000. The carrying amounts for all of the Corporation's other mineral property interests were determined to be fully recoverable and therefore no additional impairment write-downs were required.

Management carried out this review using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the value to which the Brewery Creek property in particular should be written down, the degree of variance between management's best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the current economic climate. The degree of variance between management's best estimate of the value to which Brewery Creek should be written down and other reasonably possible amounts, though indeterminate, was likely material.

6. Intangible Assets

	Cost	Accumulated Amortization and Write-Downs	2009 Net
Reclamation project - rights to provide services and database	$ 442	$ 442	$ -
Customer relationships	332	150	182
Patents	3,393	2,129	1,264
	$ 4,167	$ 2,721	$ 1,446

	Cost	Accumulated Amortization	2008 Net
Reclamation project - rights to provide services and database	$ 442	$ 133	$ 309
Customer relationships	332	85	247
Patents	3,393	1,087	2,306
	$ 4,167	$ 1,305	$ 2,862

As at December 31, 2008, management undertook impairment reviews of the carrying amounts of the Corporation's intangible assets, all of which related to its consulting services segment. Due to changes in management's estimates of the time and costs required to complete the underlying reclamation project services, the remaining unamortized carrying amount for the reclamation project intangible asset was determined to be unrecoverable and was written off. Due to the level of uncertainty in the current economic climate world-wide, management reduced its estimate of the future cash flows expected to be realized from the Corporation's patents. As a result, the carrying amounts for certain of the patents were determined to no longer be fully recoverable, and were accordingly written down to their fair values as estimated using an

(figures in tables are expressed in thousands of dollars)

expected present value technique. The Corporation therefore recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

Management carried out these reviews using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the fair values of the Corporation's patents in particular, the degree of variance between management's best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the current economic climate. The degree of variance between management's best estimate of the fair value of the patents and other reasonably possible amounts, though indeterminate, was likely material.

7. Goodwill

		2009		2008
Goodwill – beginning of period	$	917	$	917
Write-down for impairment		(917)		-
Goodwill – end of period	$	-	$	917

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation's goodwill, the full amount of which related to the mineral properties segment. Due to the level of uncertainty in the current economic climate world-wide, including the resultant increase in capital market risk aversion, and after considering the fair value of the mineral properties reporting unit taken as a whole, management determined that the current fair value of its recorded goodwill had been reduced to nil. As a result, the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

8. Consulting Services Contract Loss Provision

As described in note 5(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Following the year when Final Closing occurred, the portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

Over the course of summer 2009 ERDC significantly advanced its development of the closure reclamation plan, one of the results of which is that the period of time required to receive acceptance and regulatory approval of the plan is now anticipated to be longer than previously estimated. Accordingly, in performing its quarterly review of this contract as at June 30, 2009, management has revised its estimates to reflect the longer period of time anticipated to be required to receive regulatory approval of the closure reclamation plan. As a result, a loss provision liability in respect of this contract has been recognized in the Corporation's consolidated balance sheet as at June 30, 2009 totaling $1,150,000 (2008 – $nil), which provision has been charged to consulting costs for the year then ended.

(figures in tables are expressed in thousands of dollars)

9. Deferred Revenue

	2009	2008
Deferred revenue	$ 18,210	$ -

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties, including McQuesten. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation's Keno Hill District properties (see note 5(a)).

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not reduced down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. The remaining US$35 million is paid on a monthly draw-down basis to fund the Bellekeno mine infrastructure and processing facility construction costs, commencing once the Corporation has made a positive development decision and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

Deposit payments received from Silver Wheaton under this agreement are being recorded as deferred revenue.

10. Asset Retirement Obligations

	2009	2008
Asset retirement obligations – beginning of year	$ 814	$ 983
Fair value of Bellekeno asset retirement obligation	293	-
Expenditures on asset retirement obligations	(328)	(206)
Accretion expense	31	37
Asset retirement obligations – end of year	$ 810	$ 814

The Corporation's asset retirement obligations consists of costs expected to be required in respect of presently-ongoing reclamation and closure activities at the Brewery Creek property, and costs expected to be required in respect of future activities to reclaim underground workings at the Bellekeno property. These

(figures in tables are expressed in thousands of dollars)

activities include water treatment, land rehabilitation, ongoing care and maintenance and other closure-related requirements.

The Corporation has provided reclamation security totaling $1,397,000 (2008 – $1,100,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation's non-current restricted cash and deposits.

During the year ended June 30, 2009, the Corporation recorded $293,000 for the fair value of reclamation obligations arising from the re-opening and rehabilitation of former underground workings at the Bellekeno property.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligations is estimated to be $976,000 (2008 – $905,000), which expenditures are expected to be incurred within the next 10 years. In historically determining the carrying value of the asset retirement obligations, the Corporation has assumed a credit-adjusted risk-free rate of 4% per annum.

11. Shareholders' Equity

The Corporation's authorized share capital consists of an unlimited number of common shares, without par value. As a consequence of the adoption of new articles upon its continuation under the *Business Corporations Act* (British Columbia) (see note 1), the Corporation's authorized capital no longer includes preferred shares.

Share capital transactions occurring during the years ended June 30, 2009 and 2008 are summarized as follows:

(a) Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow-through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the brokered offering and received broker's warrants to acquire 85,800 non-flow-through shares at any time until December 11, 2008 at a price of $5.35 per share. Net proceeds from the issuance were $8,590,000, after issuance costs comprised of the agents' commission of $519,000, the fair value of the broker's warrants granted of $57,000 and other issuance costs of $92,000, less the future income tax benefit of such costs of $183,000.

(b) During the year ended June 30, 2008, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $9,075,000 in respect of flow-through shares issued during the 2007 calendar year (fiscal 2008 in respect of flow-through shares issued in calendar 2006 – $11,000,000). The Corporation recognized a resultant future income tax liability of $2,723,000 arising from these renunciations (fiscal 2008 – $3,740,000), and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(c) Effective October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow-through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the offering and received broker's warrants to acquire 210,000 non-flow through shares at anytime until October 23, 2009 at a price of $2.00 per share. Net proceeds from the issuance were $6,484,335 after issuance costs comprised of the agent's commission of $420,000, the fair value of the broker's warrants granted of $33,600 and other issuance costs of $62,065, less the future income tax benefit of such costs of $155,000.

(d) Effective March 17, 2009, the Corporation issued by way of private placement 3,428,572 flow-through shares on a non-brokered basis at $1.75 per share, for aggregate gross proceeds of $6,000,000. Net proceeds from the issuance were $5,899,000 after issuance cost comprised of legal and other costs of $101,000, less the future income tax benefit of such costs of $20,000.

(figures in tables are expressed in thousands of dollars)

(e) During the year ended June 30, 2009, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $7,000,000 in respect of the flow-through shares issued in October 2008 (see (c) above). The Corporation recognized a resultant future income tax liability of $2,100,000 arising from this renunciation, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

12. Warrants

The changes in warrants issued are as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise		Amount
Balance – June 30, 2007	$5.67	2,108,227	$	3,095
Broker's warrants issued (see note 11(a))	$5.35	85,800		57
Carrying amount of warrants exercised	$5.00	(1,688)		(2)
Carrying amount of warrants expired	$5.00	(221,850)		(272)
Balance – June 30, 2008	$5.73	1,970,489		2,878
Broker's warrants issued (see note 11(c))	$2.00	210,000		34
Carrying amount of warrants expired	$5.35	(85,800)		(58)
Balance – June 30, 2009	$5.37	2,094,689	$	2,854

Warrants outstanding at June 30, 2009 are summarized as follows:

Expiry date	Number of shares issuable on exercise	Exercise price
October 23, 2009	210,000	$2.00
December 21, 2009	1,884,689	$5.75
	2,094,689	

The fair value of warrants issued during the year ended June 30, 2009 was determined under the Black-Scholes option pricing model based on their full term and using a risk-free interest rate of 2.6%, an expected volatility of 82% and no expected dividends (2008 – risk free interest rate of 3.95% to 4.64% per annum, an expected volatility of 50% and no expected dividends).

13. Stock-Based Compensation

The Corporation has a stock option plan that was approved by its shareholders on January 9, 2006. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2009, a total of 3,651,100 options were outstanding

(figures in tables are expressed in thousands of dollars)

under the plan (2008 – 3,391,100). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 656,858 remain available for future grantings as at June 30, 2009.

In addition, included in the stock options granted during the year ended June 30, 2008 were 150,000 stock options which were granted outside of the Corporation's stock option plan and in accordance with the rules of the Toronto Stock Exchange, all of which remained outstanding as at June 30, 2009. These options have a term of seven years and vested in equal thirds over a one year period from the date of grant.

All options granted during the years ended June 30, 2009 and 2008 carried exercise prices equal to the fair value of the common shares as at the granting date. The weighted average per-share fair value of options granted during 2009 was $0.99 (2008 – $2.31). The stock-based compensation expense recognized for the year in respect of options granted was $686,000 (2008 – $865,000), of which $561,000 (2008 – $748,000) has been charged to income and $125,000 (2008 – $117,000) has been capitalized to mineral properties and deferred exploration costs.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.77% per annum, an expected life of options of 4 years, an expected volatility of 82% and no expected dividends (2008 – risk-free interest rate of 2.9% to 4.4%, expected life of 4 years, expected volatility of 59% and 62% and no dividends).

Changes in incentive stock options outstanding during the years ended June 30, 2009 and 2008 are summarized as follows:

	Weighted average exercise price	**Number of shares issued or issuable on exercise**		**Amount**
Balance – June 30, 2007	$3.06	3,331,000	$	4,567
Stock options granted	$4.71	397,500		-
Compensation expense recognized	-	-		865
Carrying amount of options exercised	$3.18	(92,900)		(92)
Carrying amount of options expired	$5.23	(94,500)		(220)
Balance – June 30, 2008	$3.19	3,541,100		5,120
Stock options granted	$1.65	635,000		-
Compensation expense recognized	-	-		686
Carrying amount of options exercised	$0.80	(110,000)		(43)
Carrying amount of options expired	$4.55	(265,000)		(540)
Balance – June 30, 2009	$2.90	3,801,100	$	5,223

(figures in tables are expressed in thousands of dollars)

Incentive stock options outstanding and exercisable at June 30, 2009 are summarized as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	**Number of Shares Issuable on Exercise**	**Weighted Average Remaining Life (Years)**	**Weighted Average Exercise Price**	**Number of Shares Issuable on Exercise**	**Weighted Average Exercise Price**
$0.80	825,000	2.96	$ 0.80	825,000	$ 0.80
$1.50	183,100	3.47	$ 1.50	181,600	$ 1.50
$1.65	635,000	6.72	$ 1.65	635,000	$ 1.65
$3.08	895,000	3.88	$ 3.08	895,000	$ 3.08
$3.88	15,000	5.89	$ 3.88	15,000	$ 3.88
$4.46	198,000	5.62	$ 4.46	199,500	$ 4.46
$4.99	785,000	4.55	$ 4.99	785,000	$ 4.99
$5.19	150,000	5.28	$ 5.19	150,000	$ 5.19
$5.38	50,000	4.92	$ 5.38	50,000	$ 5.38
$5.90	65,000	4.67	$ 5.90	65,000	$ 5.90
	3,801,100	3.33	$ 2.90	3,801,100	$ 2.90

In addition, certain officers of a subsidiary of the Corporation had been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieved certain pre-set earnings targets. In accordance with the terms of the plan, effective March 31, 2009 the right to receive these shares ceased as certain minimum earnings targets had not been achieved. No compensation expense had been recorded by the Corporation in respect of shares potentially issuable under this plan.

14. Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation's pre-tax income and the taxes actually recorded:

	2009	**2008**
Loss before provision for taxes	$ (11,033)	$ (4,949)
Statutory tax rate	34.25%	35.81%
Income taxes at statutory tax rates	(3,778)	(1,772)
Non-deductible permanent differences	168	288
Differences in foreign tax rates	(66)	12
Effect of differences in tax rates	389	(97)
Change in valuation allowance	2,082	486
Other	(255)	102
Provision for (recovery of) taxes	$ (1,460)	$ (981)
Provision for (recovery of) taxes applicable to:		
Current taxes	$ -	$ (187)
Future income taxes	(1,460)	(794)
Provision for (recovery of) taxes	$ (1,460)	$ (981)

(figures in tables are expressed in thousands of dollars)

The tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2009	2008
Future income tax assets:		
Losses carried forward	$ 3,703	$ 1,899
Property, plant and equipment and intangible assets	1,057	111
Mineral properties and deferred exploration costs	665	-
Consulting services contract loss provision	345	-
Share issuance costs	493	561
Other	120	35
	6,383	2,606
Valuation allowance	(2,622)	(540)
	3,761	2,066
Future income tax liabilities:		
Mineral properties and deferred exploration costs	(9,000)	(6,787)
Net future income tax liabilities	$ (5,239)	$ (4,721)

As at June 30, 2009, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $3,590,000 which are available to be carried forward to reduce taxable income in future years and for which no future income tax asset has been recognized, and which expire as follows:

	Canada	US	Total
2015	$ 10	$ -	$ 10
2026	183	-	183
2027	459	101	560
2028	955	350	1,305
2029	662	870	1,532
	$ 2,269	$ 1,321	$ 3,590

Deductible temporary differences, including non-capital losses, as at June 30, 2009 for which no future income tax asset has been recognized total $8,041,000.

15. Loss per Share

In determining diluted loss per share for the year ended June 30, 2009, none of the Corporation's 3,801,100 stock options (2008 – 3,541,100 options) or 2,094,689 warrants (2008 – 1,970,489 warrants) (or in 2008, 64,412 contingently issuable shares) outstanding at year end were included because the effect of doing so would have been anti-dilutive.

16. Commitments

(a) As at June 30, 2009, the Corporation had fully met its obligation to incur renounceable exploration expenditures in respect of flow-through shares issued in October 2008 (see note 11(c)), March 2009 (see note 11(d)) and for all prior flow-through share issuances.

(figures in tables are expressed in thousands of dollars)

(b)   The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2009 are as follows:

2010	$	747
2011		505
2012		496
2013		480
2014		417
Thereafter		918
	$	3,563

17.   **Financial Instruments**

Financial Assets and Liabilities

Information regarding the Corporation's financial assets and liabilities is summarized as follows:

		2009				2008
	Fair Value		**Carrying Value**	**Fair Value**		**Carrying Value**
Held for trading – Cash and cash equivalents – Cash and demand deposits	$ 5,505	$	5,505	$ 2,316	$	2,316
Bankers' acceptances	4,540		4,540	10,689		10,689
	$ 10,045	$	10,045	$ 13,005	$	13,005
Held to maturity – Restricted cash and deposits – Bankers' acceptances	$ 4,650	$	4,650	$ -	$	-
Term deposits	1,617		1,617	1,260		1,260
	$ 6,267	$	6,267	$ 1,260	$	1,260

The carrying amounts of the Corporation's accounts and other receivable, income taxes receivable and accounts payable and accrued liabilities reasonably approximate their fair values.

The fair values of all of the Corporation's financial instruments measured at June 30, 2009 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

All bankers' acceptances carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits carried initial maturity periods of twelve months or less. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits reasonably approximate their fair values.

Of the Corporation's restricted cash and deposits at June 30, 2009 of $6,267,000 (June 30, 2008 – $1,260,000), a total $4,651,000 represents the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property (see note 9). An additional $1,397,000 (June 30, 2008 – $1,100,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation's mineral properties, and is releasable back to the Corporation as and when reclamation

(figures in tables are expressed in thousands of dollars)

activities are completed. The balance of the Corporation's restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the year ended June 30, 2009 totaling $224,000, of which $74,000 represented interest income earned from the Corporation's held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers' acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation's bankers' acceptances have been insignificant.

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

		2009
Accounts and other receivables –		
Currently due	$	1,378
Past due by 90 days or less, not impaired		623
Past due by greater than 90 days, not impaired		337
		2,338
Cash and demand deposits		5,505
Bankers' acceptances		9,190
Term deposits		1,617
	$	18,650

Substantially all of the Corporation's cash, demand deposits, bankers' acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation's exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation's major customers include government organizations as well as substantial corporate entities. As at June 30, 2009, no material provision had been recorded in respect of impaired receivables.

(figures in tables are expressed in thousands of dollars)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 18. Management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. The Corporation's financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at June 30, 2009 are summarized as follows:

		2009
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	4,435
In later than 90 days, not later than one year		-
	$	4,435

Currency Risk

The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

		2009
Cash and demand deposits	$	160
Accounts and other receivables		240
Accounts payable and accrued liabilities		(146)
Net exposure	$	254

Based on the above net exposure at June 30, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $25,000 decrease or increase respectively in both net and comprehensive earnings. The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Accordingly, the Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at June 30, 2009 to interest rate risk through its financial instruments.

18. Management of Capital

The capital managed by the Corporation includes the components of shareholders' equity as described in note 11. The Corporation is not subject to externally imposed capital requirements.

The Corporation's objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To

(figures in tables are expressed in thousands of dollars)

maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation's overall strategy with respect to management of capital remains fundamentally unchanged from the year ended June 30, 2008, though for purposes of managing its capital structure the level of risk considered acceptable by management has been lowered given the impact of the current economic climate on the availability of finance.

19. **Supplemental Cash Flow Information**

Supplemental cash flow information with respect to the years ended June 30, 2009 and 2008 is summarized as follows:

		2009		2008
Composition of Cash and Cash Equivalents				
Cash and demand deposits	$	5,505	$	2,316
Bankers' acceptances		4,540		10,689
	$	10,045	$	13,005
Cash Flows Arising From Interest and Taxes Paid				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	13
Non-Cash Investing and Financing Transactions				
Shares issued for acquisition of mineral property interests (see note 5(b))	$	315	$	651
Settlement of other reclamation liability through vesting of restricted cash on Keno Hill Final Closing (see note 5(a))	$	-	$	10,000
Capitalization of stock-based compensation expense to deferred exploration costs	$	125	$	117
Increase (decrease) in accounts payable and accrued liabilities related to:				
Mineral properties	$	939	$	521
Property, plant and equipment	$	(284)	$	410

(figures in tables are expressed in thousands of dollars)

20.   Segmented Information

2009	Consulting Services		Mineral Properties		Corporate		Total	
Segment revenues –								
External customers –								
Canadian	$	5,194	$	-	$	-	$	5,194
Non-Canadian		624		-		-		624
Intersegment		1,852		-		-		1,852
Total segment revenues		7,670		-		-		7,670
Intersegment revenues								
eliminated on consolidation		(1,852)		-		-		(1,852)
Total revenues as reported	$	5,818	$	-	$	-	$	5,818
Consulting costs	$	5,429	$	-	$	-	$	5,429
Accretion of asset retirement								
obligations		31		-		-		31
Amortization –								
Property, plant and equipment		217		-		133		350
Intangible assets		564		-		-		564
Stock-based compensation		151		-		410		561
Other expenses		1,213		-		4,746		5,959
Interest expense (income)		(47)		-		(177)		(224)
Loss (gain) on disposal of property,								
plant and equipment		-		(18)		-		(18)
Write-down of mineral properties and								
deferred exploration costs		-		2,430		-		2,430
Write-down of intangible assets		852		-		-		852
Write-down of goodwill		-		917		-		917
Segment loss before recovery of taxes	$	(2,592)	$	(3,329)	$	(5,112)	$	(11,033)
Capital asset expenditures in year	$	200	$	25,788	$	19	$	26,007
Total assets	$	4,101	$	74,165	$	11,341	$	89,607

2008	Consulting Services		Mineral Properties		Corporate		Total	
Segment revenues –								
External customers –								
Canadian	$	5,059	$	-	$	-	$	5,059
Non-Canadian		677		-		-		677
Intersegment		1,032		-		-		1,032
Total segment revenues		6,768		-		-		6,768
Intersegment revenues								
eliminated on consolidation		(1,032)		-		-		(1,032)
Total revenues as reported	$	5,736	$	-	$	-	$	5,736
Consulting costs	$	4,673	$	-	$	-	$	4,673
Accretion of asset retirement								
obligations		39		-		-		39
Amortization –								
Property, plant and equipment		254		-		122		376
Intangible assets		648		-		-		648
Stock-based compensation		122		-		626		748
Other expenses		1,159		-		3,960		5,119
Interest expense (income)		(69)		-		(917)		(986)
Loss (gain) on disposal of property,								
plant and equipment		-		-		68		68
Segment loss before recovery of taxes	$	(1,090)	$	-	$	(3,859)	$	(4,949)
Capital asset expenditures in year	$	562	$	15,661	$	515	$	16,738
Total assets	$	5,522	$	45,782	$	15,164	$	66,468

(figures in tables are expressed in thousands of dollars)

The Corporation's two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The operating results from ERDC's provision of care and maintenance and closure reclamation services under the subsidiary agreement (see note 5(a)) are included in the consulting services segment. The corporate segment includes the Corporation's executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

During the year ended June 30, 2009, the Corporation's consulting services segment recorded revenues from two customers representing 10% or more of total revenue, in the amounts of $3,181,000 and $926,000 (2008 – from two customers, in the amounts of $2,583,000 and $767,000). Substantially all of the Corporation's capital assets and goodwill are located in Canada.

21.   **Related Party Transactions**

(a)   In January 2009, NovaGold Resources Inc. ("NovaGold") reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party with significant influence over the Corporation. During the year ended June 30, 2009, and while it was a related party, the Corporation incurred technical service fees with NovaGold totaling $274,000 (2008 – $696,000), which have been capitalized to mineral property and deferred exploration costs. At June 30, 2008, accounts payable and accrued liabilities included $58,000 due to NovaGold.

(b)   With respect to the Corporation's December 11, 2007 financing, the shares issued on a non-brokered basis were subscribed for by directors and senior management of the Corporation and individuals related to NovaGold (see note 11(a)).

(c)   During the year ended June 30, 2009, the Corporation incurred $95,000 in respect of rent of office space (2008 – $97,000) under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At both June 30, 2009 and 2008, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

(figures in tables are expressed in thousands of dollars)

22. **Significant Differences Between Canadian and United States Accounting Principles**

Canadian GAAP varies in certain significant respects from principles and practices under US GAAP. The effect of the principal measurement differences on the Corporation's consolidated financial statements as at and for the years ended June 30, 2009 and 2008 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets		2009		2008
Total assets reported under Canadian GAAP	$	89,607	$	66,468
Mineral properties and deferred exploration costs (see (a) below)		(50,375)		(26,601)
Total assets under US GAAP	$	39,232	$	39,867
Total liabilities reported under Canadian GAAP	$	29,844	$	8,714
Flow-through share premium liability pending renunciation (see (b) below)		926		-
Future income tax liability (see (a) below)		(5,001)		(3,944)
Total liabilities under US GAAP	$	25,769	$	4,770
Total shareholders' equity reported under Canadian GAAP	$	59,763	$	57,754
Share capital – cumulative flow-through share issuances (see (b) below)		480		2,526
Deficit – cumulative reconciliation adjustments		(46,780)		(25,183)
Total shareholders' equity under US GAAP	$	13,463	$	35,097

Consolidated Statements of Operations and Comprehensive Loss		2009		2008
Net loss and comprehensive loss reported under Canadian GAAP	$	(9,573)	$	(3,968)
Deferred exploration costs (see (a) below)		(24,259)		(11,738)
Elimination of write-down of exploration costs under Canadian GAAP		539		-
Future income tax expense, net (see (b) below)		2,123		1,379
Net loss and comprehensive loss under US GAAP	$	(31,170)	$	(14,327)
Net loss per common share under US GAAP – Basic and diluted	$	(0.79)	$	(0.41)

Consolidated Statements of Cash Flows		2009		2008
Cash flows used in operating activities reported under Canadian GAAP	$	(4,679)	$	(4,112)
Deferred exploration costs (see (a) below)		(22,624)		(11,007)
Cash flows used in operating activities under US GAAP	$	(27,303)	$	(15,119)
Cash flows used in investing activities reported under Canadian GAAP	$	(28,996)	$	(13,282)
Deferred exploration costs (see (a) below)		22,624		11,007
Cash flows used in investing activities under US GAAP	$	(6,372)	$	(2,275)

(a) Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive study which establishes commercially minable deposits on that property, as well as any costs of maintaining title subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized. In addition, such expenditures would be classified as operating activities in the statement of cash flows.

(b) Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon

(figures in tables are expressed in thousands of dollars)

renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. The renunciations in respect of flow-through issuances completed in December of 2007 were effected during the year ended June 30, 2008. The renunciation in respect of the flow-through issuance completed in October 2008 was effected during the year ended June 30, 2009.

As at June 30, 2009, the flow-through issuance completed in March 2009 is pending renunciation, therefore for US GAAP purposes, the Corporation has recorded a $926,000 liability relating to the premium realized on issuance pending the renunciation of deductible expenditures to the subscribers.

Impact of recently adopted United States accounting pronouncements:

In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute. The adoption of FAS 157 did not impact the Corporation's reported consolidated financial position, results of operations or cash flows.

Impact of recently issued United States accounting pronouncements:

In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to such non-financial assets and liabilities beginning in fiscal 2010. The effect of applying these requirements on the Corporation's reported consolidated financial position, results of operations and cash flows is still being determined.

In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the "acquisition method", compared to the "purchase method" mandated by FAS 141. Also in December 2007 and effective for fiscal years beginning after December 15, 2008, the FASB issued FAS 160. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed, compared to current standards under which it is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders' equity. FAS 160 will also change the manner in which increases/decreases in ownership percentages are accounted for, as well as the manner by which accumulated losses are attributed to non-controlling interests. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted. The adoption of these standards is not expected to have an impact on the Corporation's reported consolidated financial position, results of operations or cash flows.

Senior Management

Clynton Nauman, BSc (Hons)
President & Chief Executive Officer

Brad Thrall, BSc, MBA
Chief Operating Officer

David Whittle, CA
Chief Financial Officer

Stanton Dodd, MSc
Vice President Exploration

Rob McIntyre, RET, CCEP
Vice President Business Development

Dan Cornett, BSc
Vice President Environmental Services / President Access Consulting

James Harrington, MSc
Vice President Engineering, Alexco Resource U.S. Corp.

Joe Harrington, BSc
Vice President Technology & Strategic Development, Alexco Resource U.S. Corp.

Board of Directors

Michael Winn, *Chairman of the Board*

George Brack

Terry Krepiakevich

Clynton Nauman

David Searle

Rick Van Nieuwenhuyse

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Legal Counsel

Fasken Martineau DuMoulin LLP
Vancouver, British Columbia

Registrar and Transfer Agent

Computershare Investor Services Inc.
Vancouver, British Columbia



ALEXCO

CORPORATE HEADQUARTERS

Suite 1150
200 Granville Street
Vancouver, BC V6C 1S4
Canada

Tel. 604.633.4888
Fax. 604.633.4887
Email. info@alexcoresource.com
Website. www.alexcoresource.com

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